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                                                     DIRECT DIAL: (714) 641-3450
                                                      E-mail: lcerutti@rutan.com



                                December 5, 2008



VIA FACSIMILE AND U.S. MAIL

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

         Re:   I/OMagic Corporation
               Form 8-K filed on November 21, 2008
               File No. 000-27267
               -----------------------------------

Dear Mr. Krikorian:

         This letter responds to the comments of your letter dated December 2, 2008 relating to I/OMagic Corporation (the "Company"), a copy of which letter is enclosed for your convenience. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of December 2, 2008.

FORM 8-K FILED ON NOVEMBER 21, 2008

1. The Company intends to re-audit and re-file its financial statements for the years ended December 31, 2006 and 2007 as soon as practicable. In addition, the Company intends to file its Form 10-Q for the quarterly period ended September 30, 2008 as soon as practicable.

2. The Company received on December 3, 2008, and has filed as Exhibit 16.1 to its Amendment No. 1 to Form 8-K ("Amended Form 8-K") filed with the Commission on December 5, 2008, a letter from its former independent registered public accounting firm agreeing, disagreeing and commenting on the matters set forth in the Company's Form 8-K filed on November 21, 2008. A copy of the Amended Form 8-K and the letter is enclosed for your reference.

         In addition, the Company hereby acknowledges that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

                  o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and


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Stephen Krikorian
December 5, 2008
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                  o        the Company may not assert staff comments as a
                           defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the foregoing is responsive to your comments in your letter of comments dated December 2, 2008. If you have any questions, please call me at (714) 641-3450 or my partner John T. Bradley, Esq. at (714) 662-4659.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP

                                                     /s/ Larry A. Cerutti
                                                     Larry A. Cerutti

LAC:jtb
Enclosures
cc:      Jason Niethamer (w/ encl.)
         Mr. Tony Shahbaz (w/o encl.)
         John T. Bradley, Esq. (w/o encl.)